Exhibit 99.1

Anzahl Aktien / Total shares:

A-PRIORITY Post CH AG Veraxa Biotech AG, Talacker 35
P.P.	CH-8001
Zürich

Anmeldung / Registration

für die ausserordentliche Generalversammlung der Veraxa Biotech AG vom 24. Juli 2026

for the extraordinary general meeting of shareholders on Friday, 24 July

☐	Ich nehme an der ausserordentlichen Generalversammlung persönlich teil und weise mich für die Zutrittskontrolle mit einem amtlichen Ausweis (Identitätskarte, Reisepass oder Führerschein) aus.

I will attend the extraordinary general meeting in person and identify myself at the admission control with an official ID document: identity card, passport, or driver’s license

Ich erteile Vollmacht für meine Stimme an:

I grant power of attorney for my vote to:

☐	die unabhängige Stimmrechtsvertreterin, Maya McNally, McNally GmbH, Rechtsanwälte, Gartenstrasse 25, Postfach, 8027 Zürich, Schweiz the independent voting rights representative, Maya McNally, McNally GmbH, Attorneys-at-Law, Gartenstrasse 25, P.O. Box, 8027 Zurich, Switzerland

Wenn Sie keine Weisungen zu den in der Einladung bekannt gegebenen Anträgen und/oder keine allgemeine Weisung erteilen, wird die unabhängige Stimmrechtsvertreterin sich enthalten.

If you do not issue any instructions regarding the proposals announced in the invitation and/or do not issue any general instruction, the independent voting rights representative will abstain.

Die Vollmachtserteilung und Weisungen an die unabhängige Stimmrechtsvertreterin können auch elektronisch über die Aktionärsplattform Aequitec erteilt werden. Melden Sie sich mit den Login-Informationen an. Nach der Anmeldung finden Sie alle Anträge und Begleitinformationen zur Generalversammlung unter dem Menüpunkt “Meetings”.

The granting of power of attorney and instructions to the independent voting rights representative may also be submitted electronically via the Aequitec shareholder platform. Log in using your login details. After logging in, you will find all proposals and accompanying information regarding the General Meeting under the menu item “Meetings”.

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

Elektronische Vollmachtserteilung & Weisung via Aktionärsplattform Aequitec:

Electronic granting of power of attorney and instructions via the Aequitec shareholder platform:

Website:	app.aequitec.ch
Login:
Password:

☐	folgende Person, die sich für die Zutrittskontrolle mit einem amtlichen Ausweis (Identitätskarte, Reisepass oder Führerschein) ausweist.

the following person, who will identify themselves at the admission control with an official ID document: identity card, passport, or driver’s license.

Name und Vorname:
Last name, first name

E-Mail-Adresse der bevollmächtigten Person:
Email address of the authorized person

Datum / Date:	Unterschrift / Signature:

STIMMRECHTSWEISUNGSFORMULAR / VOTING INSTRUCTION FORM

Einzelweisungen zu in der Einladung bekannt gegebenen Anträgen des Verwaltungs-rates zu den Verhandlungsgegenständen (Traktanden) an den unabhängigen Stimmrechtsvertreter

Individual instructions to the independent voting rights representative regarding the Board of Directors’ proposals on the agenda items announced in the invitation

Traktanden		Ja	Nein	Enthaltung
Agenda		Yes	No	Abstention
1

Erhöhung bedingtes Kapital für Aktionärsoptionen 1 und Änderung von Art. 3a der Statuten

Increase in Conditional Capital for Shareholder Options 1 and Amendment of Article 3a of the Articles of Association

		☐	☐	☐
2	Erhöhung Kapitalband und Änderung von Art. 3d der Statuten Increase Capital Band and Amendment of Article 3d of the Articles of Association	☐	☐	☐
3	Erhöhung Anzahl Mitglieder des Verwaltungsrates und Änderung von Art. 15 der Statuten Increase of Number of Members of the Board of Directors and Amendment of Article 15 of the Articles of Association	☐	☐	☐

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

B)	Allgemeine Weisung
B)	General Directive

Für den Fall, dass an der Generalversammlung über in der Einladung nicht angekündigte Anträge und/oder über neue Verhandlungsgegenstände abgestimmt wird, beauftrage und ermächtige ich den unabhängigen Stimmrechtsvertreter, sich wie folgt zu verhalten:

In the event that a resolution is put to a vote at the shareholders’ meeting regarding motions not announced in the notice of meeting and/or new items on the agenda, I hereby instruct and authorize the independent proxy to act as follows:

☐	Im Sinne des Antrags des Verwaltungsrates
In accordance with the motion of the Board of Directors

☐	Gegen nicht angekündigte Anträge und Anträge zu neuen Verhandlungsgegenständen
Against unannounced motions and motions regarding new agenda items

☐	Stimmenthaltung
Abstention

à	Bitte retournieren Sie für die briefliche Abstimmung Seiten 1-3 mit dem beigelegten Rücksendecouvert.
à	For postal voting, please return pages 1-3 using the enclosed return envelope.

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

Zürich, den 2. Juli 2026

Veraxa Biotech AG, Zürich

Einladung zur ausserordentlichen Generalversammlung der Aktionäre am Freitag, den 24. Juli 2026

Invitation to the Extraordinary General Meeting of Shareholders on Friday, 24 July 2026

Sehr geehrte Aktionärinnen und Aktionäre,

Dear Shareholders,

Wir freuen uns, Sie zur ausserordentlichen Generalversammlung der Aktionärinnen und Aktionäre der Veraxa Biotech AG einzuladen.

We are pleased to invite you to the Extraordinary General Meeting of Shareholders of Veraxa Biotech AG.

Datum:	24. Juli 2026
Date:	24 July 2026
Uhrzeit:	10:00 Uhr (Einlass ab 09:30 Uhr)
Time	10:00 AM (doors open at 09:30 AM)
Ort / Place:	Walder Wyss AG, Seefeldstrasse 123, 8008 Zürich, Switzerland

TRAKTANDEN

AGENDA

1.	Erhöhung bedingtes Kapital für Aktionärsoptionen 1 und Änderung von Art. 3a der Statuten

Increase in Conditional Capital for Shareholder Options 1 and Amendment of Article 3a of the Articles of Association

2.	Erhöhung Kapitalband und Änderung von Art. 3d der Statuten

Increase Capital Band and Amendment of Article 3d of the Articles of Association

3.	Erhöhung Anzahl Mitglieder des Verwaltungsrates und Änderung von Art. 15 der Statuten

Increase of Number of Members of the Board of Directors and Amendment of Article 15 of the Articles of Association

Text der beantragten Statutenänderungen siehe im Anhang

See Appendix for the text of the proposed amendments to the articles of association.

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

Als Aktionärinnen und Aktionäre werden diejenigen Personen anerkannt, welche per 20. Juli 2026 im elektronischen Aktienbuch der Veraxa Biotech AG eingetragen sind. Die gegenseitige Vertretung von Aktionären ist statthaft. Ein zur Vertretung berufener Aktionär hat eine rechtsgültige Vollmacht seitens des vertretenen Aktionärs mitzubringen. Ein entsprechendes Formular haben wir Ihnen zu dieser Einladung beigelegt. Alternativ können Sie auf der Aktionärsplattform www.aequitec.ch einen unabhängigen Stimmrechtsvertreter mandatieren.

Shareholders are defined as those individuals who are registered in the electronic share register of Veraxa Biotech AG as of 20 July 2026. Shareholders may appoint proxies to represent them. A shareholder appointed as a proxy must present a legally valid power of attorney from the shareholder they are representing. We have enclosed the appropriate form with this invitation. Alternatively, you can appoint an independent proxy on the shareholder platform www.aequitec.ch.

Wir freuen uns, Sie am 24. Juli 2026 in Zürich begrüssen zu dürfen.

We look forward to welcoming you in Zurich on 24 July 2026.

Freundliche Grüsse

Kind regards

/s/ Oliver R. Baumann
Oliver R. Baumann
Präsident des Verwaltungsrates
Chairman of the Board of Directors

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

Anhang zur Einladung zur ausserordentlichen Generalversammlung der Aktionäre

Appendix to Invitation to the Extraordinary General Meeting of Shareholders’

“Artikel 3a – Bedingtes Aktienkapital für Aktionärsoptionen 1	Article 3a – Conditional Capital for Shareholders’ Options 1
Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 459’789 + 25/453 erhöht durch Ausgabe von höchstens 52’071’110 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 100/11’325 durch Ausübung von Rechten oder Anwartschaften auf Erwerb von Aktien (Erwerbsrechte), welche: (a) in Verbindung mit Anleihens- oder ähnlichen Instrumenten, einschliesslich Wandel- oder Optionsanleihen, Darlehen oder anderer Finanzierungsinstrumente, der Gesellschaft oder von Konzerngesellschaften (zusammen nachfolgend “aktiengebundene Finanzierungsinstrumente” genannt) eingeräumt oder auferlegt werden; oder (b) an beliebige Personen (seien es Aktionäre oder Dritte) eingeräumt werden (nachfolgend “Warrants” genannt).	The share capital of the Company may be increased by up to CHF 459,789 + 25/453 by the issue of up to 52,071,110 fullypaid- up registered shares with a par value of CHF 100/11’325 each by exercising rights or entitlements to acquire shares (acquisition rights), which are: (a) granted or imposed in connection with bonds or similar instruments, including convertible bonds or bonds with warrants, loans or other financing instruments, of the Company or of consolidated subsidiaries (hereinafter collectively the “Equity-Linked Financing Instruments”), or (b) granted to any persons (whether shareholders or third parties) (hereinafter referred to as “Warrants”).

Das Bezugsrecht der Aktionäre ist ausgeschlossen.	Existing shareholders’ subscription rights are excluded.

Der Verwaltungsrat ist ermächtigt, bei der Ausgabe von aktiengebundenen Finanzierungsinstrumenten und bei Warrants das Vorwegzeichnungsrecht der Aktionäre zu beschränken oder aufzuheben im Zusammenhang mit (a) der Finanzierung (einschliesslich Refinanzierung) des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft oder (b) der Emission auf nationalen oder internationalen Kapitalmärkten oder der Ausgabe an einen oder mehrere strategische Investoren oder Finanzinvestoren.	The Board of Directors is authorized, when issuing Equity- Linked Financing Instruments and Warrants to restrict or cancel shareholders’ advance subscription rights in connection with (a) the financing (including refinancing) of the acquisition of companies, parts of companies, participations or new investment projects of the Company, or (b) the issue on national or international capital markets or to one or more strategic or financial investors.

Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, sind (i) die aktiengebundenen Finanzierungsinstrumente zu Marktbedingungen zu platzieren, (ii) die Ausübungsfrist der Wandelrechte auf höchstens zwanzig Jahre und jene der Optionsrechte auf höchstens zehn Jahre ab dem Zeitpunkt der Emission (oder einer Neufestsetzung der Bedingungen) anzusetzen und (iii) der Wandel- oder Ausübungspreis oder die Berechnungsmethode eines solchen Preises für die neuen Aktien entsprechend Marktbedingungen und -praxis im Zeitpunkt der Emission der aktiengebundenen Finanzierungsinstrumente, der Neufestsetzung der Bedingungen oder der Ausgabe von neuen Aktien festzulegen.	Insofar as the right of advance subscription is excluded, the following conditions shall apply: (i) the Equity-Linked Financing Instruments are to be placed at market conditions; (ii) the exercise period of the conversion rights is to be set at a maximum of 20 years and that of the option rights at a maximum of 10 years from the date of the issue (or of a re-setting of the terms and conditions); and (iii) the conversion or exercise price or the calculation methodology for such price for the new shares is to be set in line with market conditions and practice prevailing at the time of the issue of the Equity-Linked Financing Instruments, of a resetting of the terms and conditions, or of the new shares.

Die Erwerbsrechte sind mittels schriftlicher Mitteilung an die Gesellschaft oder in einer anderen vom Verwaltungsrat festgelegten Form auszuüben.	Acquisition Rights shall be exercised by way of written notice to the company or in another form as determined by the board of directors.”

“Artikel 3d – Kapitalband	Article 3d – Capital Band
Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 31. Dezember 2030 das derzeitige Aktienkapital der Gesellschaft durch die Ausgabe von maximal 70’703’906 Namenaktien mit einem Nennwert von je CHF 100/11’325 um nominal maximal CHF 624’317 + 25/453 zu erhöhen, wobei die obere Grenze des Kapitalbands nominal CHF 1’872’951 + 73/453 und die untere Grenze nominal CHF 1’248’634 + 50/453 beträgt. Mehrfache Erhöhungen (auch in Teilbeträgen) im Rahmen des Kapitalbands, der Befristung und der nachfolgenden Bestimmungen sind zulässig.	The Board of Directors is authorised to increase the current share capital of the Company at any time until 31 December 2030 by a maximum nominal amount of CHF 624,317 + 25/453 by issuing a maximum of 70,703,906 registered shares with a par value of CHF 100/11,325 each (common shares), whereby the upper limit of the capital band is nominally CHF 1’872’951 + 73/453 and the lower limit is nominally CHF 1,248,634 + 50/453. Multiple increases (also in instalments) within the framework of the capital band, the time limit and the following provisions are permitted.

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessenden Angebots an die bisherigen Aktionäre ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen oder diese bzw. die Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.	The Board of Directors shall determine the amount of share capital to be issued, the type of contribution, the date of issue, the conditions governing the exercise of subscription rights and the commencement of dividend entitlement. The Board of Directors may issue new shares which are underwritten by a bank or other third party and subsequently offered to existing shareholders. The Board of Directors is authorised to restrict or to prohibit trading in the subscription rights to the new shares. In the event of subscription rights not being exercised, the Board of Directors may, at its discretion, either allow such rights to expire worthless, or place them or the shares to which they entitle their holders either at market prices or in some other manner commensurate with the interests of the Company.

Der Verwaltungsrat ist ermächtigt, die Be-zugsrechte der Aktionäre zu entziehen oder zu beschränken und Bezugsrechte einzelnen Aktionären oder Dritten zuzuweisen:	The Board of Directors is authorized to withdraw or limit the subscription rights of shareholders and to allocate subscription rights to individual shareholders or third parties:

(i) sofern die Aktien für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen, die Umwandlung von Darlehen oder Wertschriften in Aktien, die Finanzierung von neuen Investitionsvorhaben der Gesellschaft, den Erwerb oder die Finanzierung von Produkten, geistigem Eigentum oder Lizenzen oder die Finanzierung von strategischen Initiativen verwendet werden;	(i) of the new shares being used to acquire companies, parts thereof or participations, or for the financing or refinancing of such transactions, for the conversion of loans or securities into shares, for the financing of new investment projects undertaken, the acquisition or financing of products, intellectual property or licenses, or the financing of strategic initiatives undertaken by the Company;

(ii) sofern die Aktien zum Zwecke der Erweiterung des Aktionärskreises im Zusammenhang mit der Kotierung der Aktien an einer Börse, um den Streubesitz zu erhöhen, oder zur Beteiligung von strategischen Partnern verwendet werden;	(ii) of the new shares being used either to extend the shareholder base [in conjunction with the listing of the shares on any stock exchange] to increase the free float or for investment by strategic partners;

(iii) im Fall nationaler oder internationaler (auch privater) Platzierung von Aktien zu Marktkonditionen; oder	(iii) of the new shares being placed nationally or internationally (including by way of private placement) at market conditions;

(iv) sofern die Aktien zum Zwecke einer raschen und flexiblen Beschaffung von Eigenkapital, welche ohne Beschränkung oder Ausschluss des Bezugsrechts nur schwer oder zu schlechteren Bedingungen möglich wäre.	(iv) the new shares being issued for the for the purpose of raising equity capital in a swift and flexible manner, where such raising of capital would be difficult or would only be possible at less favorable conditions if the subscription rights to the new shares were not restricted or withdrawn.”

Art. 15 Abs. 1:	Art. 15 para. 1:
“Der Verwaltungsrat besteht aus bis zu sieben Mitgliedern.	The Board of Directors shall consist of up to seven members.”

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

Organisatorische Hinweise / Organizational Information

Anmeldung / Registration

Bitte verwenden Sie das beiliegende Stimmrechtsweisungsformular oder die elektronische Übermittlung auf der Aktionärsplattform app.aequitec.ch, um Ihre Stimmrechtsweisung zu übermitteln. Ihre Login-Daten für die Aktionärsplattform finden Sie auf Ihrem Anschreiben. Dieses Anschreiben dient ebenfalls als Zutrittskarte für die Einlasskontrolle zur physischen Generalversammlung. Für technische Fragen finden Sie weiterführende Informationen und eine Schritt für Schritt Anleitung auf help.aequitec.com. Alternativ kontaktieren sie bitte das Aequitec Team via support@aequitec.com.

Please use the enclosed voting instruction form or the electronic submission option on the shareholder platform app.aequitec.ch to submit your voting instructions. Your login details for the shareholder platform can be found in your cover letter. This cover letter also serves as your admission ticket for the entrance control at the physical General Meeting. For technical questions, further information and step-by-step instructions are available at help.aequitec.com. Alternatively, please contact the Aequitec team at support@aequitec.com.

Vertretung und Stimmabgabe / Representation and Voting

Die Vollmachtserteilung an eine Drittperson erfolgt durch Benutzung des beigefügten Stimmrechtsweisungsformulars elektronisch via app.aequitec.ch oder postalisch an Iten McNally GmbH Rechtsanwälte, Gartenstrasse 25, Postfach, 8027 Zürich, Schweiz oder per E-Mail an maya.mcnally@itenmcnally.com.

Power of attorney may be granted to a third party by using the enclosed voting instruction form, electronically via app.aequitec.ch, by post to Iten McNally GmbH Attorneys-at-Law, Gartenstrasse 25, P.O. Box, 8027 Zurich, Switzerland, or by email to maya.mcnally@itenmcnally.com.

Die Bevollmächtigung und Instruktion der unabhängigen Stimmrechtsvertreterin erfolgt somit entweder

1.	durch Benutzung des beigefügten Stimmrechtsweisungsformulars und Retournierung an Iten McNally GmbH Rechtsanwälte, Gartenstrasse 25, Postfach, 8027 Zürich, Schweiz oder per E-Mail an maya.mcnally@itenmcnally.com oder

2.	auf dem elektronischen Weg über app.aequitec.ch. Ihre Login-Daten finden Sie auf ihrem Anschreiben. Melden Sie sich mit den Login-Informationen an. Nach der Anmeldung finden Sie alle Anträge und Begleitinformationen zur Generalversammlung unter dem Menüpunkt “Meetings”. Änderungen der elektronisch erteilten Weisungen sind bis zum 20. Juli 2026 um 23:59 Uhr MEZ möglich.

The authorization and instruction of the independent voting rights representative may therefore be carried out either:

1.	by using the enclosed voting instruction form and returning it to Iten McNally GmbH Attorneys-at-Law, Gartenstrasse 25, P.O. Box, 8027 Zurich, Switzerland, or by email to maya.mcnally@itenmcnally.com; or

2.	electronically via app.aequitec.ch. Your login details can be found in your cover letter. Log in using your login details. After logging in, you will find all proposals and accompanying information regarding the General Meeting under the menu item “Meetings”. Changes to instructions submitted electronically are possible until 20 July 2026 at 23:59 CET.

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

Stimmabgabe bei persönlicher Teilnahme / Voting in Case of Personal Attendance

Bitte weisen sie sich bei der Einlasskontrolle mit ihrem Anschreiben, welches als Zutrittskarte dient, und einem gültigen Legitimationsdokument (Reisepass, Schweizer ID oder Personalausweis) aus. Im Rahmen der Einlasskontrolle erhalten sie dann ein Abstimmungsgerät, welche bereits ihre Aktienstimmen einprogrammiert hat.

Please identify yourself at the entrance control with your cover letter, which serves as your admission ticket, and a valid identification document: passport, Swiss identity card, or personal ID card. As part of the entrance control, you will then receive a voting device on which your share votes have already been programmed.

Stimmberechtigung / Voting Rights

Als stimmberechtigte Aktionärinnen und Aktionäre werden diejenigen Personen anerkannt, die per 20. Juli 2026 im elektronischen Aktienbuch der Gesellschaft eingetragen sind. Am 2. Juli 2026 eingetragene stimmberechtigte Aktionäre erhalten automatisch eine Einladung zur Generalversammlung.

Persons recognized as shareholders entitled to vote are those who are entered in the company’s electronic share register as of July 20, 2026. Shareholders entitled to vote who are registered as of July 2, 2026 will automatically receive an invitation to the General Meeting.

NOTE: All English text is provided solely as a translation of the German original. In case of doubt, the German version shall prevail.

Veraxa Biotech AG, Talacker 35, 8001 Zürich, Schweiz. Tel. +41 44 385 84 60,
info@veraxa.com, www.veraxa.com, HR Zürich CHE-441.201.868

Rubrik: Mitteilungen an Gesellschafter

Unterrubrik: Einladung zur Generalversammlung

Publikationsdatum: SHAB 02.07.2026

Öffentlich einsehbar bis: 02.07.2027

Meldungsnummer: UP04-0000008135

Publizierende Stelle

Veraxa Biotech AG, Talacker 35, 8001 Zürich

Einladung zur ausserordentlichen

Generalversammlung Veraxa Biotech AG

Betroffene Organisation:

Veraxa Biotech AG

CHE-441.201.868

Talacker 35

8001 Zürich

Angaben zur Generalversammlung:

24.07.2026, 10:00 Uhr, Walder Wyss AG, Seefeldstrasse 123, 8008 Zürich

Einladungstext/Traktanden:

Veraxa Biotech AG, Zürich

Einladung zur ausserordentlichen Generalversammlung der Aktionäre am Freitag, den 24. Juli 2026

Invitation to the Extraordinary General Meeting of Shareholders on Friday, 24 July 2026

Sehr geehrte Aktionärinnen und Aktionäre,

Dear Shareholders,

Wir freuen uns, Sie zur ausserordentlichen Generalversammlung der Aktionärinnen und Aktionäre der Veraxa Biotech AG einzuladen.

We are pleased to invite you to the Extraordinary General Meeting of Shareholders of Veraxa Biotech AG.

Datum: 24. Juli 2026

Date: 24 July 2026

Uhrzeit: 10:00 Uhr (Einlass ab 09:30 Uhr)

Time 10:00 AM (doors open at 09:30 AM)

Ort / Place: Walder Wyss AG, Seefeldstrasse 123, 8008 Zürich

TRAKTANDEN

AGENDA

1. Erhöhung bedingtes Kapital für Aktionärsoptionen 1 und Änderung von Art. 3a der Statuten

Increase in Conditional Capital for Shareholder Options 1 and Amendment of Article 3a of the Articles of Association

2. Erhöhung Kapitalband und Änderung von Art. 3d der Statuten

Increase Capital Band and Amendment of Article 3d of the Articles of Association

3. Erhöhung Anzahl Mitglieder des Verwaltungsrates und Änderung von Art. 15 der Statuten

Increase of Number of Members of the Board of Directors and Amendment of Article 15 of the Articles of Association

Text der beantragten Statutenänderungen siehe im Anhang

See Appendix for the text of the proposed amendments to the articles of association.

Als Aktionärinnen und Aktionäre werden diejenigen Personen anerkannt, welche per 20. Juli 2026 im elektronischen Aktienbuch der Veraxa Biotech AG eingetragen sind. Die gegenseitige Vertretung von Aktionären ist statthaft. Ein zur Vertretung berufener Aktionär hat eine rechtsgültige Vollmacht seitens des vertretenen Aktionärs mitzubringen. Alternativ können Sie auf der Aktionärsplattform www.aequitec.ch einen unabhängigen Stimmrechtsvertreter mandatieren.

Shareholders are defined as those individuals who are registered in the electronic share register of Veraxa Biotech AG as of 20 July 2026. Shareholders may appoint proxies to represent them. A shareholder appointed as a proxy must present a legally valid power of attorney from the shareholder they are representing. Alternatively, you can appoint an independent proxy on the shareholder platform www.aequitec.ch.

Wir freuen uns, Sie am 24. Juli 2026 in Zürich begrüssen zu dürfen.

We look forward to welcoming you in Zurich on 24 July 2026.

Freundliche Grüsse

Kind regards

Oliver R. Baumann

Präsident des Verwaltungsrates

Chairman of the Board of Directors

Anhang zur Einladung zur ausserordentlichen Generalversammlung der Aktionäre

Appendix to Invitation to the Extraordinary General Meeting of Shareholders’

Artikel 3a – Bedingtes Aktienkapital für Aktionärsoptionen 1

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 459’789 + 25/453 erhöht durch Ausgabe von höchstens 52’071’110 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 100/11’325 durch Ausübung von Rechten oder Anwartschaften auf Erwerb von Aktien (Erwerbsrechte), welche: (a) in Verbindung mit Anleihens- oder ähnlichen Instrumenten, einschliesslich Wandel- oder Optionsanleihen, Darlehen oder anderer Finanzierungsinstrumente, der Gesellschaft oder von Konzerngesellschaften (zusammen nachfolgend “aktiengebundene Finanzierungsinstrumente” genannt) eingeräumt oder auferlegt werden; oder (b) an beliebige Personen (seien es Aktionäre oder Dritte) eingeräumt werden (nachfolgend “Warrants” genannt).

Das Bezugsrecht der Aktionäre ist ausgeschlossen.

Der Verwaltungsrat ist ermächtigt, bei der Ausgabe von aktiengebundenen Finanzierungsinstrumenten und bei Warrants das Vorwegzeichnungsrecht der Aktionäre zu beschränken oder aufzuheben im Zusammenhang mit (a) der Finanzierung (einschliesslich Refinanzierung) des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft oder (b) der Emission auf nationalen oder internationalen Kapitalmärkten oder der Ausgabe an einen oder mehrere strategische Investoren oder Finanzinvestoren.

Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, sind (i) die aktiengebundenen Finanzierungsinstrumente zu Marktbedingungen zu platzieren, (ii) die Ausübungsfrist der Wandelrechte auf höchstens zwanzig Jahre und jene der Optionsrechte auf höchstens zehn Jahre ab dem Zeitpunkt der Emission (oder einer Neufestsetzung der Bedingungen) anzusetzen und (iii) der Wandel- oder Ausübungspreis oder die Berechnungsmethode eines solchen Preises für die neuen Aktien entsprechend Marktbedingungen und -praxis im Zeitpunkt der Emission der aktiengebundenen Finanzierungsinstrumente, der Neufestsetzung der Bedingungen oder der Ausgabe von neuen Aktien festzulegen.

Die Erwerbsrechte sind mittels schriftlicher Mitteilung an die Gesellschaft oder in einer anderen vom Verwaltungsrat festgelegten Form auszuüben.

Article 3a – Conditional Capital for Shareholders’ Options 1

The share capital of the Company may be increased by up to CHF 459,789 + 25/453 by the issue of up to 52,071,110 fully-paid-up registered shares with a par value of CHF 100/11’325 each by exercising rights or entitlements to acquire shares (acquisition rights), which are: (a) granted or imposed in connection with bonds or similar instruments, including convertible bonds or bonds with warrants, loans or other financing instruments, of the Company or of consolidated subsidiaries (hereinafter collectively the “Equity-Linked Financing Instruments”), or (b) granted to any persons (whether shareholders or third parties) (hereinafter referred to as “Warrants”).

Existing shareholders’ subscription rights are excluded.

The Board of Directors is authorized, when issuing Equity-Linked Financing Instruments and Warrants to restrict or cancel shareholders’ advance subscription rights in connection with (a) the financing (including refinancing) of the acquisition of companies, parts of companies, participations or new investment projects of the Company, or (b) the issue on national or international capital markets or to one or more strategic or financial investors.

Insofar as the right of advance subscription is excluded, the following conditions shall apply: (i) the Equity-Linked Financing Instruments are to be placed at market conditions; (ii) the exercise period of the conversion rights is to be set at a maximum of 20 years and that of the option rights at a maximum of 10 years from the date of the issue (or of a re-setting of the terms and conditions); and (iii) the conversion or exercise price or the calculation methodology for such price for the new shares is to be set in line with market conditions and practice prevailing at the time of the issue of the Equity-Linked Financing Instruments, of a re-setting of the terms and conditions, or of the new shares.

Acquisition Rights shall be exercised by way of written notice to the company or in another form as determined by the board of directors.”

Artikel 3d – Kapitalband

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 31. Dezember 2030 das derzeitige Aktienkapital der Gesellschaft durch die Ausgabe von maximal 70’703’906 Namenaktien mit einem Nennwert von je CHF 100/11’325 um nominal maximal CHF 624’317 + 25/453 zu erhöhen, wobei die obere Grenze des Kapitalbands nominal CHF 1’872’951 + 73/453 und die untere Grenze nominal CHF 1’248’634 + 50/453 beträgt. Mehrfache Erhöhungen (auch in Teilbeträgen) im Rahmen des Kapitalbands, der Befristung und der nachfolgenden Bestimmungen sind zulässig.

Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessenden

Angebots an die bisherigen Aktionäre ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen oder diese bzw. die Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre zu entziehen oder zu beschränken und Bezugsrechte einzelnen Aktionären oder Dritten zuzuweisen:

(i)	sofern die Aktien für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen, die Umwandlung von Darlehen oder Wertschriften in Aktien, die Finanzierung von neuen Investitionsvorhaben der Gesellschaft, den Erwerb oder die Finanzierung von Produkten, geistigem Eigentum oder Lizenzen oder die Finanzierung von strategischen Initiativen verwendet werden;

(ii)	sofern die Aktien zum Zwecke der Erweiterung des Aktionärskreises im Zusammenhang mit der Kotierung der Aktien an einer Börse, um den Streubesitz zu erhöhen, oder zur Beteiligung von strategischen Partnern verwendet werden;

(iii)	im Fall nationaler oder internationaler (auch privater) Platzierung von Aktien zu Marktkonditionen; oder

(iv)	sofern die Aktien zum Zwecke einer raschen und flexiblen Beschaffung von Eigenkapital, welche ohne Beschränkung oder Ausschluss des Bezugsrechts nur schwer oder zu schlechteren Bedingungen möglich wäre.

Article 3d – Capital Band

The Board of Directors is authorised to increase the current share capital of the Company at any time until 31 December 2030 by a maximum nominal amount of CHF 624,317 + 25/453 by issuing a maximum of 70,703,906 registered shares with a par value of CHF 100/11,325 each (common shares), whereby the upper limit of the capital band is nominally CHF 1’872’951 + 73/453 and the lower limit is nominally CHF 1,248,634 + 50/453. Multiple increases (also in instalments) within the framework of the capital band, the time limit and the following provisions are permitted.

The Board of Directors shall determine the amount of share capital to be issued, the type of contribution, the date of issue, the conditions governing the exercise of subscription rights and the commencement of dividend entitlement. The Board of Directors may issue new shares which are underwritten by a bank or other third party and subsequently offered to existing shareholders. The Board of Directors is authorised to restrict or to prohibit trading in the subscription rights to the new shares. In the event of subscription rights not being exercised, the Board of Directors may, at its discretion, either allow such rights to expire worthless, or place them or the shares to which they entitle their holders either at market prices or in some other manner commensurate with the interests of the Company.

The Board of Directors is authorized to withdraw or limit the subscription rights of shareholders and to allocate subscription rights to individual shareholders or third parties:

(i)	of the new shares being used to acquire companies, parts thereof or participations, or for the financing or refinancing of such transactions, for the conversion of loans or securities into shares, for the financing of new investment projects undertaken, the acquisition or financing of products, intellectual property or licenses, or the financing of strategic initiatives undertaken by the Company;

(ii)	of the new shares being used either to extend the shareholder base [in conjunction with the listing of the shares on any stock exchange] to increase the free float or for investment by strategic partners;

(iii)	of the new shares being placed nationally or internationally (including by way of private placement) at market conditions;

(iv)	the new shares being issued for the for the purpose of raising equity capital in a swift and flexible manner, where such raising of capital would be difficult or would only be possible at less favorable conditions if the subscription rights to the new shares were not restricted or withdrawn.

Art. 15 Abs. 1:

Der Verwaltungsrat besteht aus bis zu sieben Mitgliedern.

Art. 15 para. 1:

The Board of Directors shall consist of up to seven members.”

NOTE: The English text is provided solely as a translation of the German original. In case of doubt, the German version shall prevail.